October 2, 2010

Mr. John Cash
Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549

By facsimile:  410-956-2839

Re:	Horne International, Inc.
Form 10-Q for the quarter ended March 28, 2010
Form 10-Q for the quarter ended June 27, 2010
Exhibits 31.1 and 31.2

Dear Mr. Cash:

Thank you for your letter dated September 9, 2010.  As instructed, Horne International, Inc. has filed amendments to the following quarterly filings and exhibits thereto:

Form 10-Q for the quarter ended March 28, 2010
Form 10-Q for the quarter ended June 27, 2010
Exhibits 31.1 and 31.2

Horne International, Inc. understands and acknowledges its responsibility for the adequacy and accuracy of the disclosure in the filing.  The Company understands that Securities and Exchange Commission staff comments or changes to disclosures based upon staff comments do not foreclose the Commission from taking any action with respect to the filing.  Finally, Horne International understands and acknowledges that it may not assert Securities and Exchange Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Horne International, Inc.’s omission of the introductory language in paragraph 4 referring to internal control over financial reporting as required by Item 601(b)(31) of Regulation S-K was an oversight which will not be repeated in future filing.

If you have any questions, comments or concerns regarding the amended filings or this letter, please do not hesitate to contact me directly by telephone at (703)641-1100 or by e-mail at pshannon@horne.com.

Thank you.

Sincerely,

By:	/s/ Paige E. Shannon

Paige Shannon
Interim Chief Financial Officer for Horne International, Inc.